SEC FILE NUMBER
0-26944

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:      December 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Vitria Technology, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

945 Stewart Street

(Address of Principal Executive Office (Street and Number))

Sunnyvale, CA 94085

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Vitria Technology, Inc. will not complete its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 within the prescribed time because of delays in completing the preparation of the footnotes to the financial statements, the business section and the management discussion and analysis sections of the Form 10-K. This delay was due to a combination of factors, including the unplanned change in our independent registered public accounting firm in September 2004 and additional internal control procedures and testing required under Section 404 of the Sarbanes-Oxley Act of 2002. As a result we will not complete the Form 10-K by March 16, 2005 without unreasonable effort and expense. We expect to file our Form 10-K on or before March 31, 2005 (the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25).

Sarbanes-Oxley Act Section 404 Assessment

Vitria management is still in the process of evaluating the effectiveness of its internal controls over financial reporting as required under the provisions of Section 404 of the Sarbanes-Oxley Act of 2002.

During the course of this evaluation to date, we have concluded that there is at least one control deficiency that constitutes a material weakness in our internal controls over financial reporting as of December 31, 2004. In particular, we identified that our personnel responsible for overseeing our revenue recognition process in Japan provided inadequate oversight to ensure that such revenue was properly recognized. Vitria’s management has taken action to remediate this material weakness, and expects that future tests of this key internal control will determine that the control is operating effectively. The failure of this key control resulted in an adjustment of approximately $40,000 in revenue for 2004, and this adjustment was recorded in our books prior to issuing our financial statements for 2004 on Form 8-K on February 15, 2005.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael D. Perry	408	212-2700

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vitria’s results of operations to be reflected in the financial statements in the Form 10-K will be consistent with the financial statements attached hereto. Vitria’s net revenues for the year ended December 31, 2004 were $61.9 million compared with $80.7 million for the year ended December 31, 2003. Vitria’s net loss for the year ended December 31, 2004 was $15.9 million, or $0.48 per share based on approximately 33.1 million basic and diluted shares compared with a net loss of $30.9 million or a loss of $0.95 per share based on approximately 32.6 million basic and diluted shares outstanding for the year ended December 31, 2003.

Vitria Technology, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By	/s/ Michael D. Perry

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Vitria Technology, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share information)

	Year ended
	December 31
	2004	2003	2002

	(unaudited)	*	*

Revenues
License	$14,947	$30,089	$36,009
Service and other	46,938	50,630	61,318

Total revenues	61,885	80,719	97,327

Cost of revenues
License	667	614	2,845
Service and other	23,635	23,857	32,719

Total cost of revenues	24,302	24,471	35,564

Gross profit	37,583	56,248	61,763

Operating expenses
Sales and marketing	21,990	39,773	72,709
Research and development	17,507	18,249	30,970
General and administrative	13,316	13,176	20,736
Stock based compensation	354	423	1,616
Amortization and impairment of intangible assets	—	—	2,748
Impairment of goodwill	—	—	7,047
Restructuring charges	1,052	16,117	19,516

Total operating expenses	54,219	87,738	155,342

Loss from operations	(16,636)	(31,490)	(93,579)
Other income, net	1,235	1,203	3,083

Net loss before income taxes	(15,401)	(30,287)	(90,496)
Provision for income taxes	493	594	1,187

Net loss	$(15,894)	$(30,881)	(91,683)

Basic and diluted net loss per share	$(0.48)	$(0.95)	(2.83)

Weighted average shares used in calculating basic and diluted net loss per share	33,069	32,626	32,397

* Derived from audited financial statements

Vitria Technology, Inc.
Condensed Consolidated Balance Sheets
(in thousands)

	December 31,	December 31,
	2004	2003

	(unaudited)	*

Assets
Current assets
Cash and cash equivalents	$32,106	$8,782
Short-term investments	46,457	82,754
Accounts receivable, net	10,529	15,471
Other current assets	1,880	3,568

Total current assets	90,972	110,575

Property and equipment, net	1,053	2,805
Other assets	872	745

Total assets	$92,897	$114,125

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$1,777	$1,837
Accrued compensation	4,186	3,743
Accrued liabilities	4,086	3,783
Accrued restructuring expenses	6,091	6,831
Deferred revenue	11,082	13,864

Total current liabilities	27,222	30,058

Long-term liabilities
Accrued restructuring expenses	7,332	11,980
Other long-term liabilities	750	131

Total long-term liabilities	8,082	12,111

Stockholders’ Equity
Common stock	33	33
Additional paid-in capital	275,366	273,854
Unearned stock-based compensation	—	(79)
Notes receivable from stockholders	—	(193)
Accumulated other comprehensive income	382	635
Accumulated deficit	(217,692)	(201,798)
Treasury stock	(496)	(496)

Total stockholders’ equity	57,593	71,956

Total liabilities and stockholders’ equity	$92,897	$114,125

*Derived from audited financial statements